September 28, 2015

Via EDGAR and FedEx

Mr. Kevin Kuhar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:    Sequenom, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 10, 2015
File No. 000-29101

Ladies and Gentlemen:
On behalf of Sequenom, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated September 22, 2015 (the “Second Comment Letter”), regarding the Company’s September 14, 2015 response (the “Initial Response”) to initial comments received from the Staff of the Commission, by letter dated September 1, 2015 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on March 10, 2015. The text of the Staff’s comments has been included in this letter in bold italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Second Comment Letter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42 Revenues, page 43

1.
We note your response to prior comment 1 and the revised disclosures you included in your June 30, 2015 Form 10-Q. Please further revise that discussion in future filings to clearly disclose that revenues from individual accession transactions are recorded partially on the accrual basis and partially on the cash basis.

Response:
The Company confirms that in its future periodic filings with the Commission it will clearly disclose that revenues from individual accession transactions are recorded partially on the accrual basis and partially on the cash basis.
Note 3. Significant Acquisitions and Other Transactions, page F-14 Pooled Patents Agreement, page F-15

2.
We note your response to prior comment 4. Please revise this note in future filings to provide a more meaningful description of the valuation methodologies utilized for the IVD Samples and IVD License. In addition, revise the critical accounting estimates section of MD&A to include a discussion of the valuation methodologies you used - i.e., the cost to recreate method and the differential cash flow method - and the key inputs, assumptions and uncertainties inherent in those models similar to information provided in your response letter.

Response:
The Company confirms that in its future periodic filings with the Commission it will (i) revise its Significant Acquisitions and Other Transactions footnote to provide a more meaningful description of the valuation methodologies utilized for the IVD Samples and IVD License and (ii) revise the critical accounting estimates section of MD&A to include a discussion of the valuation methodologies used by the Company- i.e., the cost to recreate method and the differential cash flow method - and the key inputs, assumptions and uncertainties inherent in those models similar to information provided by the Company in its Initial Response.
* * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (858) 202-9047 with any questions or further comments regarding the Company’s responses to the Staff’s comments.
Sincerely,
/s/ Carolyn D. Beaver
Carolyn D. Beaver
Senior Vice President, Chief Financial Officer

cc:    Dirk van den Boom, Chief Executive Officer
Jeffrey D. Linton, Senior Vice President, General Counsel & Secretary
L. Kay Chandler, Cooley LLP